FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ 47.508.411/0001-56

NIRE 35.300.089.901

MINUTE OF THE MEETING OF THE BOARD OF DIRECTORS HELD

ON DECEMBER 10, 2023

1.               DATE, TIME AND PLACE: December 10, 2023, at noon, at the head offices of Companhia Brasileira de Distribuição (“Company”), city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, No. 3.142.

2.               CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.               CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All of the members of the Company’s Board of Directors attended the meeting, namely, Mrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves e Renan Bergmann.

4.               AGENDA: (i) Analysis and deliberation on the management proposal to be submitted for deliberation by shareholders at an Extraordinary General Meeting to be called in due course to deliberate on (a) the increase in the Company's authorized capital, (b) a new composition of the Board of Directors, whose election will be conditioned to the settlement of a potential public offering for the primary distribution of shares issued by the Company, and (c) amendment of certain provisions of the Bylaws and, its consequent consolidation (“EGM”); and (ii) Considering item (i)(b) of this Agenda, analysis and deliberation on the suitability and classification of candidates for the positions of independent directors of the Board of Directors with the independence criteria established in the B3 Novo Mercado Regulation S.A. – Brasil, Bolsa, Balcão (“Novo Mercado Regulation”).

5.               RESOLUTIONS: The members of the Board of Directors approved, unanimously and without reservations, (i) the management proposal to be submitted for deliberation by shareholders at the EGM; and (ii) the suitability and classification of candidates for the positions of independent directors of the Board of Directors with the independence requirements established by the Novo Mercado Regulations, so that the members of the Board of Directors sign, on this date, the Candidates' Independence Report Appointed to the Board of Directors, which is attached to these Minutes, in the form of Annex I.

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6.               APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to discuss, the meeting was suspended for drafting of these minutes. When the meeting was reopened, these minutes were read, approved and executed by all those who attended the meeting. São Paulo, December 10, 2023. Conduction of the Meeting: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Attending Members of the Board of Directors: Mrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves e Renan Bergmann.

I certify, for all due purposes, that this document is an extract from the minutes drawn up in the appropriate book, in accordance with paragraph 3 of article 130 of Law No. 6,404, of December 15, 1976, as amended.

Aline Pacheco Pelucio

Secretary

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Annex I

INDEPENDENCE REPORT OF THE CANDIDATES APPOINTED TO THE BOARD

OF DIRECTORS

This report consolidates the analysis and conclusions regarding the conformity of the candidates appointed as independent members to the Company's Board of Directors ("Report") in relation to their qualification as an independent director for the purposes of the Novo Mercado Regulation ("Novo Mercado Regulation") special segment of B3 SA – Brasil, Bolsa, Balcão (“B3”).

I.        INDEPENDENCE REQUISITES OF THE DIRECTOR

According to the Novo Mercado Regulation, the analysis of the independence of the members of the Board of Directors must be carried out considering the presence of objective impediments, which, once verified, prevent the attribution of independent director qualification, as well as subjective criteria that take into account the person's relationship with the Company, its controlling shareholder and directors and the possibility that such relationship affects the independence of such director.

The following are considered impediments to the characterization of an independent director, pursuant to article 16, paragraph 1, of the Novo Mercado Regulation:

i.	be a direct or indirect controlling shareholder of the Company;
ii.	having the exercise of voting rights at the Board of Directors' meetings restricted or bound by a shareholders' agreement related to the Company;
iii.	be a spouse, partner or relative, in a direct or collateral line, up to the second degree, of the controlling shareholder, any of the Company's director or of the any of the controlling shareholder's director; or
iv.	have been, in the last 3 (three) years, an employee or director of the Company or its controlling shareholder.

Even if the candidate does not fulfill any of the above-mentioned impediments, certain relationships of the candidate must also be verified which, due to their characteristics, magnitude and extent, may imply on the loss of their independence.

According to article 16, paragraph 2, of the Novo Mercado Regulation, the relationships subject to analysis are as follows:

i.	be a relative by affinity, up to the second degree, of the controlling shareholder, any of the Company's director or any of the controlling shareholder's director;

ii.	have had an employment relationship or management position, in the last 3 (three) years, in associated, controlled or under common control companies;

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iii.	having business relationships with the Company, its controlling shareholder or associated, controlled or under common control companies;

iv.	holding a position in a company or entity that has commercial transactions with the Company or with its controlling shareholder who has decision-making power in the conduct of the activities of said company or entity; and

v.	receives other compensation from the Company, its controlling shareholder, associated, controlled or under common control companies, in addition to that related to acting as a member of the Company's board of directors or committees, from its controlling shareholder, from its associated companies, controlled or under control common, except cash benefits arising from participation in the Company's capital stock and benefits arising from supplementary pension plans.

II.      CANDIDATES APPOINTED TO THE POSITION OF INDEPENDENT MEMBER OF THE BOARD OF DIRECTORS

Are appointed to compose the Board of Directors as independent directors, with a unified term of office of 2 (two) years, ending at the annual general meeting that will deliberate on the allocation of the Company's results for the fiscal year ending on December 31st 2025, the following advisors: Renan Bergmann, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, José Luis Gutierrez, Márcia Nogueira de Mello and Rachel de Oliveira Maia.

As regards the candidates for the positions of independent members of the Board of Directors, we concluded, based on the information made available and the statements made by each of the candidates to the Company's Board of Directors, that such candidates comply with the independence requirements established in the Novo Mercado Regulation and, therefore, can be considered as suitable for the exercise of the position to which they compete.

São Paulo, December 10, 2023.

Jean-Charles Henri Naouri Chairman of the Board of Directors	Christophe José Hidalgo Co-Vice-President of the Board of Directors

Arnaud Strasser Co-Vice-President of the Board of Directors	Hervé Daudin Member of the Board of Directors
Marcelo Pimentel Member of the Board of Directors

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DECLARATION OF INDEPENDENCE OF A CANDIDATE FOR THE BOARD OF DIRECTORS

Mr. ELEAZAR DE CARVALHO FILHO, Brazilian, married, economist, holder of identity card No. 11.620.489, SSP/SP and registered in the Cadastro de Pessoas Físicas do Ministério da Fazenda, the individual taxpayer registry of Brazil´s finance Ministry, under No. 382.478.170-78, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000, in this act, in view of his appointment to the position of independent member of the Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held company with authorized capital, registered in the Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda, the national registry of legal entities of Brazil´s finance Ministry, under No. 47.508.411/0001-56, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000 ("Company"), declares, under the penalties of the law, for the purposes of article 17, item I, of the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("Novo Mercado Regulation"), that it meets the independence criteria established in the Novo Mercado Regulations, in view of the following:

(a)       is not a controlling shareholder, direct or indirect, of the Company;

(b)       its voting exercise at the meetings of the Company's Board of Directors is not bound by a shareholders' agreement;

(c)       has no marriage or kinship relationship with the controlling shareholder, managers of the Company or managers of the controlling shareholder;

(d)       has not been, in the last 3 (three) years, an employee or officer of the Company or its controlling shareholder;

(e)       is not related, by affinity, to the controlling shareholder, to the Company's manager or to the Company's controlling shareholder;

(f)       has not had an employment relationship or held a position as a director in affiliated, controlled, or common control companies of the Company in the last 3 (three) years;

(g)       does not have business relations with the Company, its controlling shareholder or affiliated, controlled, or common control companies of the Company;

(h)       does not hold a position in a company or entity that has business relations with the Company or its controlling shareholder; and

(i)       does not receive any other remuneration from the Company, its controlling shareholder, affiliated, controlled companies, or companies under common control other than that related to acting as a member of the Board of Directors or committees of the Company, its controlling shareholder, its affiliated, controlled or common control companies, except for cash proceeds arising from participation in the Company's capital stock and benefits arising from supplementary pension plans.

São Paulo, 10 December 2023.

____________________________________

ELEAZAR DE CARVALHO FILHO

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DECLARATION OF INDEPENDENCE OF A CANDIDATE FOR THE BOARD OF DIRECTORS

Mr. LUIZ AUGUSTO DE CASTRO NEVES, Brazilian, married, retired diplomat, holder of identity card No. 02.107.138-6, DETRAN/RJ and registered in the Cadastro de Pessoas Físicas do Ministério da Fazenda, the individual taxpayer registry of Brazil´s finance Ministry, under No. 046.432.327-49, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000, in this act, in view of his appointment to the position of independent member of the Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held company with authorized capital, registered in the Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda, the national registry of legal entities of Brazil´s finance Ministry, under No. 47.508.411/0001-56, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000 ("Company"), declares, under the penalties of the law, for the purposes of article 17, item I, of the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("Novo Mercado Regulation"), that it meets the independence criteria established in the Novo Mercado Regulations, in view of the following:

(a)       is not a controlling shareholder, direct or indirect, of the Company;

(b)       its voting exercise at the meetings of the Company's Board of Directors is not bound by a shareholders' agreement;

(c)       has no marriage or kinship relationship with the controlling shareholder, managers of the Company or managers of the controlling shareholder;

(d)       has not been, in the last 3 (three) years, an employee or officer of the Company or its controlling shareholder;

(e)       is not related, by affinity, to the controlling shareholder, to the Company's manager or to the Company's controlling shareholder;

(f)       has not had an employment relationship or held a position as a director in affiliated, controlled, or common control companies of the Company in the last 3 (three) years;

(g)       does not have business relations with the Company, its controlling shareholder or affiliated, controlled, or common control companies of the Company;

(h)       does not hold a position in a company or entity that has business relations with the Company or its controlling shareholder; and

(i)       does not receive any other remuneration from the Company, its controlling shareholder, affiliated, controlled companies, or companies under common control other than that related to acting as a member of the Board of Directors or committees of the Company, its controlling shareholder, its affiliated, controlled or common control companies, except for cash proceeds arising from participation in the Company's capital stock and benefits arising from supplementary pension plans.

São Paulo, 10 December 2023.

____________________________________

LUIZ AUGUSTO DE CASTRO NEVES

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DECLARATION OF INDEPENDENCE OF A CANDIDATE FOR THE BOARD OF DIRECTORS

Mr. RENAN BERGMANN, Brazilian, married, engineer, holder of identity card No. 10.055.164-79, SSP/RS and registered in the Cadastro de Pessoas Físicas do Ministério da Fazenda, the individual taxpayer registry of Brazil´s finance Ministry, under No. 202.104.690-72, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000, in this act, in view of his appointment to the position of independent member of the Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held company with authorized capital, registered in the Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda, the national registry of legal entities of Brazil´s finance Ministry, under No. 47.508.411/0001-56, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000 ("Company"), declares, under the penalties of the law, for the purposes of article 17, item I, of the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("Novo Mercado Regulation"), that it meets the independence criteria established in the Novo Mercado Regulations, in view of the following:

(a)       is not a controlling shareholder, direct or indirect, of the Company;

(b)       its voting exercise at the meetings of the Company's Board of Directors is not bound by a shareholders' agreement;

(c)       has no marriage or kinship relationship with the controlling shareholder, managers of the Company or managers of the controlling shareholder;

(d)       has not been, in the last 3 (three) years, an employee or officer of the Company or its controlling shareholder;

(e)       is not related, by affinity, to the controlling shareholder, to the Company's manager or to the Company's controlling shareholder;

(f)       has not had an employment relationship or held a position as a director in affiliated, controlled, or common control companies of the Company in the last 3 (three) years;

(g)       does not have business relations with the Company, its controlling shareholder or affiliated, controlled, or common control companies of the Company;

(h)       does not hold a position in a company or entity that has business relations with the Company or its controlling shareholder; and

(i)       does not receive any other remuneration from the Company, its controlling shareholder, affiliated, controlled companies, or companies under common control other than that related to acting as a member of the Board of Directors or committees of the Company, its controlling shareholder, its affiliated, controlled or common control companies, except for cash proceeds arising from participation in the Company's capital stock and benefits arising from supplementary pension plans.

São Paulo, 10 December 2023.

____________________________________

RENAN BERGMANN

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DECLARATION OF INDEPENDENCE OF A CANDIDATE FOR THE BOARD OF DIRECTORS

Mr. JOSÉ LUIS GUTIÉRREZ PÉREZ, Spanish, married, consultant, holder of XDC406025 passport, with business address at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000, in this act, in view of his appointment to the position of independent member of the Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held company with authorized capital, registered in the Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda, the national registry of legal entities of Brazil´s finance Ministry, under No. 47.508.411/0001-56, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000 ("Company"), declares, under the penalties of the law, for the purposes of article 17, item I, of the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("Novo Mercado Regulation"), that it meets the independence criteria established in the Novo Mercado Regulations, in view of the following:

(a)       is not a controlling shareholder, direct or indirect, of the Company;

(b)       its voting exercise at the meetings of the Company's Board of Directors is not bound by a shareholders' agreement;

(c)       has no marriage or kinship relationship with the controlling shareholder, managers of the Company or managers of the controlling shareholder;

(d)       has not been, in the last 3 (three) years, an employee or officer of the Company or its controlling shareholder;

(e)       is not related, by affinity, to the controlling shareholder, to the Company's manager or to the Company's controlling shareholder;

(f)       has not had an employment relationship or held a position as a director in affiliated, controlled, or common control companies of the Company in the last 3 (three) years;

(g)       does not have business relations with the Company, its controlling shareholder or affiliated, controlled, or common control companies of the Company;

(h)       does not hold a position in a company or entity that has business relations with the Company or its controlling shareholder; and

(i)       does not receive any other remuneration from the Company, its controlling shareholder, affiliated, controlled companies, or companies under common control other than that related to acting as a member of the Board of Directors or committees of the Company, its controlling shareholder, its affiliated, controlled or common control companies, except for cash proceeds arising from participation in the Company's capital stock and benefits arising from supplementary pension plans.

São Paulo, 10 December 2023.

____________________________________

JOSÉ LUIS GUTIÉRREZ PÉREZ

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DECLARATION OF INDEPENDENCE OF A CANDIDATE FOR THE BOARD OF DIRECTORS

Mrs. MÁRCIA NOGUEIRA DE MELLO, Brazilian, divorced, IT analyst, holder of identity card No. 14.009.094-0 and registered in the Cadastro de Pessoas Físicas do Ministério da Fazenda, the individual taxpayer registry of Brazil´s finance Ministry, under No. 073.030.808-13, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000, in this act, in view of his appointment to the position of independent member of the Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held company with authorized capital, registered in the Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda, the national registry of legal entities of Brazil´s finance Ministry, under No. 47.508.411/0001-56, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000 ("Company"), declares, under the penalties of the law, for the purposes of article 17, item I, of the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("Novo Mercado Regulation"), that it meets the independence criteria established in the Novo Mercado Regulations, in view of the following:

(a)       is not a controlling shareholder, direct or indirect, of the Company;

(b)       its voting exercise at the meetings of the Company's Board of Directors is not bound by a shareholders' agreement;

(c)       has no marriage or kinship relationship with the controlling shareholder, managers of the Company or managers of the controlling shareholder;

(d)       has not been, in the last 3 (three) years, an employee or officer of the Company or its controlling shareholder;

(e)       is not related, by affinity, to the controlling shareholder, to the Company's manager or to the Company's controlling shareholder;

(f)       has not had an employment relationship or held a position as a director in affiliated, controlled, or common control companies of the Company in the last 3 (three) years;

(g)       does not have business relations with the Company, its controlling shareholder or affiliated, controlled, or common control companies of the Company;

(h)       does not hold a position in a company or entity that has business relations with the Company or its controlling shareholder; and

(i)       does not receive any other remuneration from the Company, its controlling shareholder, affiliated, controlled companies, or companies under common control other than that related to acting as a member of the Board of Directors or committees of the Company, its controlling shareholder, its affiliated, controlled or common control companies, except for cash proceeds arising from participation in the Company's capital stock and benefits arising from supplementary pension plans.

São Paulo, 10 December 2023.

____________________________________

MÁRCIA NOGUEIRA DE MELLO

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DECLARATION OF INDEPENDENCE OF A CANDIDATE FOR THE BOARD OF DIRECTORS

Mrs. RACHEL DE OLIVEIRA MAIA, Brazilian, accountant, single, holder of identity card No. 20.091.578-2 and registered in the Cadastro de Pessoas Físicas do Ministério da Fazenda, the individual taxpayer registry of Brazil´s finance Ministry, under No. 143.363.438-45, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000, in this act, in view of his appointment to the position of independent member of the Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held company with authorized capital, registered in the Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda, the national registry of legal entities of Brazil´s finance Ministry, under No. 47.508.411/0001-56, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000 ("Company"), declares, under the penalties of the law, for the purposes of article 17, item I, of the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("Novo Mercado Regulation"), that it meets the independence criteria established in the Novo Mercado Regulations, in view of the following:

(a)       is not a controlling shareholder, direct or indirect, of the Company;

(b)       its voting exercise at the meetings of the Company's Board of Directors is not bound by a shareholders' agreement;

(c)       has no marriage or kinship relationship with the controlling shareholder, managers of the Company or managers of the controlling shareholder;

(d)       has not been, in the last 3 (three) years, an employee or officer of the Company or its controlling shareholder;

(e)       is not related, by affinity, to the controlling shareholder, to the Company's manager or to the Company's controlling shareholder;

(f)       has not had an employment relationship or held a position as a director in affiliated, controlled, or common control companies of the Company in the last 3 (three) years;

(g)       does not have business relations with the Company, its controlling shareholder or affiliated, controlled, or common control companies of the Company;

(h)       does not hold a position in a company or entity that has business relations with the Company or its controlling shareholder; and

(i)       does not receive any other remuneration from the Company, its controlling shareholder, affiliated, controlled companies, or companies under common control other than that related to acting as a member of the Board of Directors or committees of the Company, its controlling shareholder, its affiliated, controlled or common control companies, except for cash proceeds arising from participation in the Company's capital stock and benefits arising from supplementary pension plans.

São Paulo, 10 December 2023.

____________________________________

RACHEL DE OLIVEIRA MAIA

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 10, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.